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    WORLD MONITOR TRUST II--
    SERIES E
    MONTHLY REPORT/
    SEPTEMBER 29, 2000

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WORLD MONITOR TRUST II--SERIES E
-------------------------------------------------------------------------------
Dear Interest Holder:
Enclosed is the report for the period from August 26, 2000 to September 29, 2000 for World Monitor Trust II--Series E ('Series E'). The net asset value of an interest as of September 29, 2000 was $92.52, an increase of 1.64% from the August 25, 2000 value of $91.03. The year-to-date return for Series E, which commenced trading on April 6, 2000, was a decrease of 7.48% as of September 29, 2000. Additionally, the return for the quarterly period from July 1, 2000 to September 29, 2000 was an increase of 3.48%.

Quarterly Market Overview

U.S. economic activity expanded at a moderate pace at the beginning of the third quarter and showed signs of slowing down near quarter-end. Growth in consumer spending slowed from the outsized gains earlier in the year, and sales of new homes dropped from earlier highs. However, business spending continued to surge and industrial production trended upward. Even though expansion in employment slowed considerably in recent months, labor markets remained tight by historical standards and some measures of labor compensation continued to accelerate. The recent decrease in consumer spending resulted from moderate growth of real disposable income in recent months coupled with dips in stock market valuation. Nevertheless, consumer sentiment continued to be buoyant. Consumer prices, as measured by the CPI, increased in June in response to a surge in energy prices, but climbed only modestly in July and August.

U.S. Treasury markets were choppy throughout the quarter but ended slightly higher, while Japanese government bonds fell sharply on news of a 25 basis point rate hike. The U.S. Federal Reserve Bank maintained interest rates at 6.50% throughout the quarter due to increasing indications of a slow down in aggregate demand and rising productivity. Conversely, there was a shift by other European and Asian central banks toward tighter domestic monetary policy. At its monetary policy meeting held in August, the Bank of Japan (BOJ) decided to raise rates from 0% to 0.25%. In February 1999, the BOJ adopted a zero interest rate policy, unprecedented both in and out of Japan, to counter the possibility of mounting deflationary pressure and prevent further deterioration of Japan's economy. Over the past year and a half, Japan's economy substantially improved; consequently, the BOJ felt confident that Japan's economy had reached the stage where deflation was no longer an immediate threat.

The BOJ's increase in short-term interest rates in August caused the yen to rally sharply against the British pound and U.S. dollar. The U.S. dollar was strong against most major currencies at the beginning of the quarter. The end of September brought a sharp reversal to this trend following intervention by the G-7 central banks to support the euro. This move drove the euro up 5% against the U.S. dollar and the Japanese yen. The euro surged to a high of above $0.90 after the initial wave of euro buying before settling down more than $0.02 below its intervention peaks.

Global equity markets experienced choppiness in July and August before declining in September. This was due to growing concern over near record energy costs and warnings of earning shortfalls, particularly from U.S. technology companies.

Energy prices continued their upward trend throughout the quarter. In August, the American Petroleum Institute reported that crude inventories were at a 24-year low and by month's end the price per barrel had moved to over $33. On September 22nd, the U.S. announced that it would release 30 million barrels of oil from the U.S. strategic petroleum reserve over the next month in an effort to cap surging energy prices; crude oil prices fell by $2 a barrel.

Quarterly Performance of Series E

The following is a summary of performance for the major sectors in which Series E traded:

Currency (): The U.S. Federal Reserve Bank kept interest rates unchanged as inflation appeared to be under control. The dollar gained against the British pound, Swiss franc and euro resulting in gains for short positions in these currencies. The New Zealand dollar declined to a 15-year low against the U.S. dollar, primarily due to concerns regarding poor economic performance and reluctance by the Reserve Bank of New Zealand to take action in support of its currency. Short positions in the New Zealand dollar yielded gains.

Energy (): Long light crude oil, natural gas and gas oil positions resulted in gains as the energy sector continued to push higher driven by demand and uncertainty regarding future production and supply levels.

Financial (): Losses were incurred in long domestic and European bond positions. The slowing global economy contributed to the negative performance.

The estimated net asset value per interest as of October 23, 2000 was $99.67. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Eleanor L. Thomas
          -----------------------
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
---------------------------------------------------------
For the period from August 26, 2000
  to September 29, 2000
Revenues:
Realized gain on commodity transactions......   $ 400,612
Change in unrealized commodity positions.....    (299,385)
Interest income..............................      31,819
                                                ---------
                                                  133,046
                                                ---------
Expenses:
Commissions..................................      29,975
Management fees..............................      10,004
Other transaction fees.......................       2,925
Other expenses...............................       7,535
                                                ---------
                                                   50,439
                                                ---------
Net gain.....................................   $  82,607
                                                ---------
                                                ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
-----------------------------------------------------------
For the period from August 26, 2000
  to September 29, 2000
                                                     Per
                                        Total      Interest
                                      ----------   --------
Net asset value at beginning of
  period (54,978.331 interests).....  $5,004,866    $91.03
Contributions.......................      66,000
Net gain............................      82,607
Redemptions.........................    (147,894)
                                      ----------
Net asset value at end of period
  (54,101.870 interests)............  $5,005,579     92.52
                                      ----------
                                      ----------
                                                   --------
Change in net asset value per interest..........    $ 1.49
                                                   --------
                                                   --------
Percentage change...............................      1.64%
                                                   --------
                                                   --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series E is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                                 /s/ Barbara J. Brooks
                                 ----------------------
                                 by: Barbara J. Brooks
                                 Chief Financial Officer